EX-99.d.2

Delaware Management Company

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

January 25, 2023

Delaware Group Equity Funds IV

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

Re:	Expense Limitations

To whom it may concern:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the series of Delaware Group Equity Funds IV set forth below (each a “Fund”), the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which the Fund’s total annual fund operating expenses (excluding any Excluded Expenses) exceed the percentages set forth below for the period from January 30, 2023 through January 30, 2024, except as noted below. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Fund’s Board of Trustees and the Manager.

Fund	Expense Cap (for all Classes except Class R6)	Class R6 Expense Cap
Delaware Covered Call Strategy Fund	1.06%	0.98%
Delaware Equity Income Fund	0.77%	0.71%
Delaware Global Equity Fund	0.91%	0.85%
Delaware Growth and Income Fund	0.77%	0.71%
Delaware Hedged U.S. Equity Opportunities Fund	1.30%	1.24%
Delaware Opportunity Fund[1]	0.89%	0.78%
Delaware Premium Income Fund	1.05%	0.98%
Delaware Total Return Fund	0.79%	0.73%

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of

Macquarie Investment Management Business Trust

By:	/s/ Richard Salus
	Name:	Richard Salus
	Title:	Senior Vice President

[1]	The period for Delaware Opportunity Fund is from January 30, 2023 through January 30, 2025.